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                               Filing Company:             Cardiac Science Inc.
                               Filer's Commission File No. 0-19567

                               Subject Company:            Artema Medical AB

                               This communication is filed
                               pursuant to Rules 165 and 425
                               promulgated under the Securities
                               Act of 1933, as amended


Press Release
Stockholm May 9, 2001


Prospectus in respect of the offer from Cardiac Science to all shareholders of Artema Medical has been made public

Earlier this year Cardiac Science, Inc. publicly announced an offer to all holders of Artema shares to tender their Artema shares to Cardiac Science. The consideration consists of shares of Cardiac Science common stock. Cardiac Science is publicly traded on the Nasdaq National Market (Symbol:"DFIB").

The prospectus in respect of the offer from Cardiac Science to all shareholders of Artema was made public on May 6, 2001.

The number of Cardiac Science shares offered for each Artema A- and B-share was calculated using the average closing price of the Cardiac Science shares during the measurement period April 23 to May 4, 2001. The average closing price during the measurement period was USD 3.43. The shareholders of Artema will thus receive 0.29170 Cardiac Science shares for each Artema A- and B-share.

As an alternative, all shareholders of Artema who own 200 or fewer shares are offered cash in an amount of SEK 10.80 per Artema share.

The acceptance period runs from May 7 to June 5, 2001. If the conditions for completing the offer have been fulfilled and Cardiac Science decides to implement the offer, settlement will begin. Assuming that an announcement to such effect is made on June 7, 2001, it is expected that settlement of accounts will commence on or about June 14, 2001.


Cardiac Science, Inc.                       Artema Medical AB (publ)
The Board of Directors                      The Board of Directors

For further information, please contact:

Cardiac Science, Inc.
Raymond W. Cohen
President & Chief Executive Officer
Telephone: +1 949 587 0357

Artema Medical AB (publ)
Thomas Axelsson
President & Chief Executive Officer
Telephone: +46 8 733 02 60 or +46 708 17 99 76

CARDIAC SCIENCE HAS FILED A REGISTRATION STATEMENT ON FORM S-4 WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE OFFER. CARDIAC SCIENCE URGES YOU TO READ THE REGISTRATION STATEMENT AND THE OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders are able to obtain free copies of these documents at the Commission's website at www.sec.gov and upon oral or written request to Cardiac Science, Inc., 16931 Millikan Avenue, Irvine, California, 92606, USA, Attention: Mr. Roderick de Greef (telephone number +1 949 587 0357).

YOU SHOULD READ THE REGISTRATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.